UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 5, 2013

Commission File Number: 001-33800

Tiger Media, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Room 902 and 903, 500 Weihai Road, Jing An District, Shanghai, China 200041
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Tiger Media Provides Business Update; Announces
Appointment of Steve Ye as Chief Financial Officer

Shanghai, China, March 5, 2013 — Tiger Media Inc. (“Tiger Media” or the
“Company”) announces an update on its Luxury Mall LCD and Home Inns concessions, in addition to the appointment of Steve Ye as Chief Financial Officer, effective
March 4, 2013.
With the first LCD media installation at Raffles City in early February 2013,
Tiger Media has launched its Luxury Mall LCD concession network in prominent locations in Shanghai, including Wuxiang Du, Shanghai Center and Xintiandi.  The
Company’s locations have many similar characteristics highlighted by Raffles
City, which is a popular luxury mall near the high traffic People’s Square and is very close to the famous Bund area of Shanghai.  We believe that Raffles
City’s many leading luxury goods chains combined with our ability to reach consumers as they enter the mall complex appeals to our advertisers and potential advertisers. Xintiandi is a very affluent entertainment district in central Shanghai, which allows Tiger Media another touch point to reach consumers throughout the Shanghai metropolitan area. The concession is scheduled to be executed in two phases, with the initial roll out to 10 malls anticipated to be operational before the end of March 2013 and the second roll out of 15 malls anticipated to be operational before the end of April 2013 to complete the
Shanghai city network. The Company is also planning to expand the network to other cities and will update investors on the progress of this expansion as it develops. There was a two-month delay in the deployment of this concession due primarily to protracted procurement negotiations with equipment vendors and tailor made installation requirements for each mall. The Company has already entered into certain pre-sale contracts with advertisers and expects sales revenue to ramp up in May 2013.

The first two locations for the Home Inns concession are expected to be installed in Shanghai this summer based upon the current government and landlord approval timeline.  Both of these hotels are adjacent to Yan An Road, the main central highway in Shanghai. As a result of the high traffic and premium location of these billboards, many prominent advertisers are interested in leasing these locations and we expect these locations will be fully occupied once the government approval is granted. Additional Home Inns locations will be added throughout China and we will provide regular updates to investors throughout the year.  However, we anticipate that the Home Inns concession will require a longer time to implement than originally anticipated due to the geographical scope and various consents required from parties other than Home
Inns. Additional information and images of our concessions are available at our
www.tigermedia.com website.

Mr. Ye brings to Tiger Media over 15 years of financial management experience, including many years with U.S. listed Chinese companies. Mr. Ye has extensive experience in financial oversight with GAAP, SOX compliance, implementing operational efficiencies, risk management and financial integration, as well as
SEC financial reporting, budgeting and treasury management. Mr. Ye joins Tiger
Media from Suntech, one of the world’s largest producers of solar panels with
2011 revenue of $3.1 billion, and which is listed on the NYSE. At Suntech, Mr.
Ye served as the Finance Director since 2011 and was responsible for financial reporting, planning as well as daily operational management of production.
Prior to Suntech, Mr. Ye served as Chief Financial Officer for Solar Entertech from 2009 to 2011 and was responsible for SEC public reporting, overseeing all accounting functions and operations management.  Prior to Solar Enertech, Mr. Ye worked at Wells Fargo, General Electric and ABN AMRO Bank in various financial leadership roles.  Mr. Ye possesses an undergraduate degree from Shanghai
International Studies University with a major in Accounting and a Masters of
Business Administration from University of Rochester.  Mr. Ye is both a
Certified Public Accountant and Certified Financial Analyst.

Mr. Peter Tan, Chief Executive Officer of Tiger Media, commented, “We are very excited to add Steve Ye to our executive team and I believe Steve will be critical to the implementation and expansion of our extensive concession pipeline. His experience at other NYSE listed companies will be valuable to us in addition to his equipment and component supply chain expertise. We are pleased with the initial interest of both the Luxury Mall LCD and Home Inns network and we expect to announce additional concessions and new media opportunities throughout the year.  Steve has a proven track record of effective financial management within a high growth, entrepreneurial Chinese company listed in the U.S market. I would also like to thank Shirley Liu for serving as
Chief Finance Officer and she will continue with the Company for a limited transition period before taking time off for family commitments.” Mr. Ye added,
“I am extremely excited to join Tiger Media. Tiger Media has a highly scalable business focus and I expect to be able to effectively manage both the financial and operational oversight of the Company. I am confident that I can effectively partner with the senior management team to grow and expand Tiger Media.”

About Tiger Media
Tiger Media is a multi-platform media company based in Shanghai, China. Tiger
Media operates a network of high-impact LCD media screens located in the central business district areas in Shanghai. Tiger Media’s core LCD media platforms are complemented by other digital media formats that it is developing including transit advertising and traditional billboards, which together enable it to provide multi-platform, “cross-over” services for its local, national and international advertising clients. Learn more at www.tigermedia.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: whether our
LCD concession will appeal to advertisers and potential advertisers; whether we will be successful in our roll out of the LCD concession in March 2013 and April
2013, or ever; whether we will be able to expand the LCD network to other cities; whether sales revenue for the LCD concession will ramp up in May 2013;
whether we will be successful in our launch of the Home Inns concession and whether we will receive governmental approvals in a timely manner; whether the
Home Inns concessions will be fully occupied by advertisers once governmental approval is granted; whether Mr. Ye will be successful as CFO and whether he will be critical to the implementation and expansion of our concession pipeline;
whether we will announce additional concessions throughout the year; whether Mr.
Ye will be able to effectively partner with senior management to grow and expand
Tiger Media; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

Tiger Media, Inc.
Paul Conway, 0118613918844646
ir@searchmediaholdings.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: March 5, 2013	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer